May 9, 2011

VIA COURIER AND EDGAR

RE:	The Blackstone Group L.P.
Form 10-K for the Year Ended
December 31, 2010
File No. 1-33551

Mr. John Hartz

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4631

Washington, D.C. 20549-4631

Dear Mr. Hartz:

On behalf of The Blackstone Group L.P. we are responding to your comment letter dated April 25, 2011 regarding our Form 10-K for the year ended December 31, 2010.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers in our responses refer to the page numbers of our EDGAR-filed Form 10-K.

Item 1A – Risk Factors, page 20

We are subject to substantial litigation risks..., page 31

1.	We note the disclosure on pages 59-60 regarding the IPO lawsuit. The disclosure under this subheading discusses the risks of litigation relating to your current and on-going business operations, but does not encompass the risks associated with the IPO lawsuit. With a view towards future disclosure, please advise us as to the consideration you have given to expanding this risk factor or adding a separate risk factor to specifically address the IPO lawsuit.

We advise the Staff that we considered carefully the disclosure set forth under Part I, Item 1A, Risk Factors of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 to ensure that it included the risk factors described in Item 503(c) of Regulation S-K applicable to us. As we note below in response to the Staff’s comment 3, we consider the likelihood of any material loss resulting from the IPO lawsuit to be remote. We also note, however, that we have, as stated below in our response to the Staff’s comment 2, expanded our disclosure regarding the IPO lawsuit under Part II, Item 1, Legal Proceedings of our quarterly report on Form 10-Q for the three months ended March 31, 2011, and will in

The Blackstone Group® L.P. 345 Park Avenue New York, NY 10154 212 583-5000

Mr. John Hartz

May 9, 2011

preparing future filings continue to consider whether additional risk factor disclosure is warranted.

Item 3 – Legal Proceedings, page 59

2.	We note that you revised the description of the IPO lawsuit from the disclosure contained in your Form 10-Q for the quarter ended September 30, 2010 by deleting the reference to the lower court’s dismissal of the lawsuit. It appears that this revision was made because the lower court’s decision was reversed on appeal in February 2011. Please revise future filings to discuss both the lower court’s decision and the reversal of that decision by the Second Circuit Court of Appeals, including the grounds for reversal. In this regard, we note that you have included disclosure regarding the lower court’s decision, including its finding that the information at issue in the lawsuit was immaterial, in your quarterly and annual reports since the lower court’s decision was rendered in September 2009.

We advise the Staff that we have included, under Part II, Item 1, Legal Proceedings of our quarterly report on Form 10-Q for the three months ended March 31, 2011, a discussion of both the lower court’s decision and the reversal of that decision by the Second Circuit Court of Appeals, including the grounds for reversal.

Item 8 – Financial Statements and Supplementary Data, page 119

Note 17 – Commitments and Contingencies, page 171

3.	We note your description of the class action suit brought against you in the spring of 2008 on pages 59 through 60. We further note that on February 10, 2011, there was a decision to reverse on appeal the original dismissal. We also note your disclosure on page 172 that you do not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially adversely affect your results of operations, financial position or cash flows. In light of the decision on February 10, 2011, please confirm for us that you consider any material loss related to this case to be remote.

We confirm for the Staff that we consider the likelihood of any material loss relating to the IPO lawsuit to be remote.

Item 10 – Directors, Executive Officers and Corporate Governance, page 185

Board Composition, page 187

4.	We note the disclosure in this section regarding the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Jenrette, Light, Mulroney, and Parrett should serve as directors. However, there is no similar disclosure for the other directors, i.e., Messrs. Schwarzman, James and Hill. Please revise in future filings to provide this information for each director. Refer to Regulation S-K Item 401(e).

We advise the Staff that we will include in future filings additional disclosure regarding the specific experience, qualifications, attributes or skills that led to the conclusion that each of the directors, including Messrs. Schwarzman, James and Hill, should serve as directors.

Mr. John Hartz

May 9, 2011

Item 11 – Executive Compensation, page 190

Compensation Elements for Named Executive Officers, page 192

2. Annual Cash Payments / Deferred Equity Awards, page 192

5.	It appears that you utilize several factors to determine a baseline award for each named executive officer. In this regard, we note that you determine an “indicative participation interest” for each named executive officer (other than Mr. Schwarzman) in the performance of a particular business unit and the performance of each business unit is calculated based on annual operating income. These figures are then subject to adjustment by Mr. Schwarzman in his sole discretion. Please revise in future filings to disclose the indicative participation interest of each named executive officer (other than Mr. Schwarzman), the business unit(s) in which each NEO has a participation interest, whether and how the annual operating income of any business unit was modified by Mr. Schwarzman or by the firm to determine the actual cash awards, and the reason(s) for any adjustment. Please also revise in future filings to briefly describe the nature of the individual performance factors of each named executive officer that were considered in making the award determination. Finally, please revise in future filings to explain in greater detail what you mean by the “prior and anticipated performance” as used in clauses (a) and (b) of the last sentence of the second paragraph. Using information for your most recently completed fiscal year, please show us in your supplemental response what your revised disclosure will look like.

The indicative participation interests for each named executive officer are internal measures which are applied to a number of complex individual businesses and partnerships. Disclosure of these indicative participation interests will not generally provide useful information to the users since they are only discretionary measures of performance and subject to modification by Mr. Schwarzman or the firm in its sole discretion. Moreover, each participation interest does not generally relate to any published business unit performance measures.

Modifications of the annual operating income of any business unit primarily include adjustments to overhead expenses allocated to those business units.

The following are the factors considered for each individual in making award determinations: (a) performance of our managed funds, (b) operating performance of Blackstone, and (c) strategic contributions to the growth of Blackstone. For all of these factors, the actual individual performance of each executive officer in influencing each factor is compared with prior and anticipated performance.

Using 2010 results, our proposed disclosure would be as follows:

In making the 2010 annual incentive compensation determination for all of our named executive officers, the following performance factors, as impacted by the performance of each individual executive officer, were considered:

•	Relative underlying fund performance

Mr. John Hartz

May 9, 2011

•	Relative economic performance as demonstrated by the amount of and growth in Economic Net Income, Net Fee Related Earnings and Distributable Earnings

•	Blackstone’s success in achieving strategic objectives which we will outline as applicable in the relevant period.

6.	We note the disclosure in the last paragraph regarding the discretionary equity awards. With a view towards future disclosure, please tell us how the amount of each award was determined and, with respect to Mr. Tosi, the reason(s) for the award.

The amount of any discretionary equity awards made to any named executive officer is determined by our founder, Mr. Schwarzman, in consultation with Mr. James. The number of units awarded may be calculated as a fixed a number of units or calculated by dividing a total dollar value by a specified period volume weighted average trading price of Blackstone’s common units prior to the date of grant. From time to time executive compensation can include discretionary equity awards based on a combination of performance and retention characteristics.

We will include such disclosure for all executive officers, where applicable, in future filings.

3. Participation in Carried Interest, page 193

7.	We note that each named executive officer (other than Mr. Schwarzman) has an allocated share of carried interest and that this allocated share is subject to adjustment by Mr. Schwarzman. Please revise in future filings to disclose the allocated share for each named executive officer (other than Mr. Schwarzman), how that amount was adjusted by Mr. Schwarzman to determine the actual allocation, and the reason(s) for any adjustment. Using information for your most recently completed fiscal year, please show us in your supplemental response what your revised disclosure will look like.

The actual accrued amount of carried interest accrued for each executive officer is shown as All Other Compensation in the Summary Compensation Table.

Item 15 – Exhibits, Financial Statement Schedules, page 216

8.	We note that you incorporate the Credit Agreement, exhibit 10.16, by reference to an exhibit filed with a Form 10-Q. However, it does not appear that you filed all applicable schedules and exhibits when you first filed the Credit Agreement. If these schedules and exhibits have been filed previously, please tell us where they are located. Otherwise, please file the full Credit Agreement, including all schedules and exhibits, with your next Exchange Act filing.

We advise the Staff that we have filed the full credit agreement, together with all schedules and exhibits thereto, as exhibit 10.1 to our quarterly report on Form 10-Q for the three months ended March 31, 2011.

Mr. John Hartz

May 9, 2011

* * *

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 212-583-5205 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Laurence A. Tosi
Laurence A. Tosi
Chief Financial Officer

cc: Securities and Exchange Commission

Ms. Pamela Long, Assistant Director

Mr. Jeffrey Gordon, Staff Accountant